Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF LOSS PER COMMON SHARE

(in thousands, except per share data)

Average common shares used in computing loss per common and common equivalent share were as follows:

	Three months ended December 31,
	2013	2012
Average common shares issued	4,029	4,029

Net loss to common stockholders	$(1,219)	$(593)

Basic and diluted loss per common share	$(0.30)	$(0.15)